Exhibit 1.02

Danaher Corporation

Conflict Minerals Report

For the reporting period from January 1, 2013 to December 31, 2013

This Conflict Minerals Report (the “Report”) of Danaher Corporation (the “Company”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2013 to December 31, 2013.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products and the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals, which we collectively refer to in this Report as the “Conflict Minerals,” are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten. The “Covered Countries” for the purposes of the Rule and this Report are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

Description of the Company’s Products Covered by this Report

This Report relates to products: (i) for which Conflict Minerals are necessary to the functionality or production of that product; (ii) that were manufactured, or contracted to be manufactured, by the Company; and (iii) for which the manufacture was completed during calendar year 2013. These products, which are referred to in this Report collectively as the “Covered Products,” consist of professional, medical, industrial and commercial products serving the test & measurement, environmental, life sciences and diagnostics, dental and industrial technologies business segments.

The Company’s Reasonable Country of Origin Inquiry and Due Diligence Process

Overview

The Company has conducted a reasonable country of origin inquiry regarding the Conflict Minerals. This inquiry was reasonably designed to determine whether any of the Conflict Minerals originated in the Covered Countries and whether any of the Conflict Minerals may be from recycled or scrap sources. The Company’s reasonable country of origin inquiry was part of its due diligence on the source and chain of custody of the Conflict Minerals. Based on this reasonable country of origin inquiry, the Company has reason to believe that certain of its necessary Conflict Minerals may have originated in the Covered Countries and are not from recycled or scrap sources. The Company’s due diligence on the source and chain of custody of the Conflict Minerals, including its efforts to determine the countries of origin of the Conflict Minerals, was designed to conform to the framework in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas: Second Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidance”), and is described below.

Policy

The Company adopted a policy related to the Conflict Minerals (the “Company Policy”), incorporating the standards set forth in the OECD Guidance. The policy states the Company’s commitment to sourcing components and materials from companies that share its values regarding respect for human rights, integrity and environmental responsibility and complying with the OECD Guidance and Section 1502 of the Dodd-Frank Act, and requires the Company’s suppliers to be or become “conflict-free” and source only from conflict-free smelters. Under the policy, each Company supplier is required to provide completed EICC-GeSI declarations evidencing such supplier’s commitment to becoming conflict-free and documenting countries of origin for the Conflict Minerals that it purchases.

Internal Management Structure

The Company has implemented an internal management structure to execute the reasonable country of origin inquiry and due diligence process. The structure consists of a member of Company senior management with overall responsibility for the reasonable country of origin inquiry and the due diligence process; a member of the Company’s corporate procurement department with dedicated responsibility for the design and execution of the reasonable country of origin inquiry and due diligence process; and an appointed employee at each of the Company’s operating companies with responsibility for discharging the operating company’s responsibilities in connection with the reasonable country of origin inquiry and due diligence process. The Company has also implemented a Company-level grievance mechanism (described in the Company Policy) to allow interested parties to voice concerns or reports of possible violations of the Company Policy

Design of Process

The Company’s supply chain with respect to the Covered Products is complex, and there are many third parties in the supply chain between the ultimate manufacturer of the Covered Products and the original sources of Conflict Minerals. In this regard, the Company does not purchase Conflict Minerals directly from mines, smelters or refiners. The Company must therefore rely on its suppliers to provide information regarding the origin of Conflict Minerals that are included in the Covered Products. Moreover, the Company believes that the smelters and other refiners (“smelters”) of the Conflict Minerals are best situated to identify the sources of Conflict Minerals, and therefore has structured its reasonable country of origin inquiry to ultimately identify the applicable smelters of Conflict Minerals in the Company’s supply chain.

The Company designed its reasonable country of origin inquiry to encompass the suppliers (“suppliers”) that provided to the Company components and materials that may contain Conflict Minerals necessary to the functionality or production of products that the Company manufactured or contracted to manufacture and for which the manufacture was completed during calendar year 2013. The Company determined the suppliers in scope for the reasonable country of origin inquiry by obtaining from each of its operating companies a list of the operating company’s suppliers, classified into three groups based on the nature of the components and materials supplied:

•	suppliers considered unlikely to be supplying components or materials containing Conflict Minerals (“unlikely Conflict Minerals suppliers”);

•	suppliers considered likely to be supplying components or materials containing Conflict Minerals (“likely Conflict Minerals suppliers”); and

•	suppliers as to which it is uncertain whether the supplier is supplying components or materials containing Conflict Minerals (“uncertain suppliers”).

The Company included in the scope of the reasonable country of origin inquiry (i) all likely Conflict Minerals suppliers, and (ii) each uncertain supplier with whom the Company’s annual spend exceeded a de minimis threshold. The number of suppliers included in the scope of the inquiry exceeded 9,500.

Reasonable Country of Origin Inquiry and Due Diligence Process

The Company contacted each supplier in scope and requested the name and contact details for the person responsible for the supplier’s Conflict Minerals compliance. The Company then emailed to each such supplier contact a copy of the Company Policy and a link to the EICC-GeSI Conflict Minerals Reporting Template (the “Template”) and requested that such supplier return to the Company a completed Template with respect to all components and materials that such supplier provides to the Company. The Company followed up with the suppliers that did not respond to the Company’s initial outreach, and also followed up with suppliers who submitted data that appeared to be incomplete or incorrect. As necessary, the Company also educated suppliers regarding the reasons for requesting the Conflict Minerals data and answered supplier questions relating thereto. The Company compiled a list of the smelters identified in the responses provided by the suppliers, and reviewed publicly available information (including the website of the Conflict Free Sourcing Initiative) for information regarding the Conflict Minerals sourcing practices of the identified smelters. Notwithstanding these efforts, based on the information received from the Company’s suppliers, the Company is unable to connect specific smelters to its product categories for 2013. Therefore, the Company is unable to disclose the facilities that processed the Conflict Minerals or identify the countries of origin or mines or location of origin of the Conflict Minerals contained in specific products.

Risk Mitigation and Due Diligence Improvement

The Company expects to take the following steps, among others, to improve its due diligence measures and to further mitigate the risk that the necessary Conflict Minerals contained in the Company’s products finance or benefit armed groups in the Covered Countries:

•	seeking to include in new supplier contracts a commitment by the supplier to (a) take steps necessary to enable the Company to comply with the Rule, and (b) be or become “conflict-free” and source only from conflict-free smelters;

•	continuing to engage with suppliers to improve the accuracy and completeness of the information provided to the Company about the Company’s supply chain; and

•	encouraging suppliers to encourage their smelters to obtain a “conflict-free” designation from an independent, third-party auditor.

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